UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42869

Megan Holdings Limited

(Translation of registrant’s name into English)

B-01-07, Gateway Corporate Suites, Gateway Kiaramas, No. 1, Jalan Desa Kiara,

50480 Mont Kiara, Kuala Lumpur, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

On October 28, 2026, Megan Holdings Limited (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with several investors named therein (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a reasonable best efforts public offering (the “Offering”), a total of 15,000,000 Class A ordinary shares, par value $0.003 per share (the “Class A Ordinary Shares”), at the price of $0.50 per Class A Ordinary Share for gross proceeds of approximately $7,500,000. The Securities Purchase Agreement grants the Purchasers, for a period of six (6) months following the closing, a right to participate in an aggregate of up to thirty percent (30%) of the securities offered in certain subsequent capital markets financings of the Company. The Securities Purchase Agreement also contains customary representations, warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties. The Offering closed on October 29, 2026.

The Class A Ordinary Shares were offered pursuant to a registration statement on Form F-1, as amended (Registration No. 333-299548, the “Form F-1”), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 20, 2026 and declared effective on October 27, 2026. The final prospectus was filed with the SEC on October 29, 2026.

Prime Number Capital, LLC acted as the exclusive placement agent (the “Placement Agent”) in the Offering pursuant to a placement agency agreement, dated October 28, 2026, by and between the Company and the Placement Agent (the “Placement Agency Agreement”). The Company agreed to pay the Placement Agent a cash fee equal to 6.0% of the aggregate gross proceeds raised in the Offering, together with a non-accountable expense allowance equal to 1.0% of the gross proceeds received by the Company from the Offering. The Company also agreed to reimburse the Placement Agent for certain out-of-pocket expenses, including the Placement Agent’s travel and due diligence expenses and the legal fees of the Placement Agent’s counsel, in an aggregate amount of up to $100,000. The Company also agreed to grant the Placement Agent an irrevocable right of first refusal, for a period of six (6) months following the closing of the Offering, to act as lead book-running manager, lead placement agent or lead financial advisor, as applicable, with respect to at least eighty percent (80%) of the economics for any public or private offering of equity, equity-linked or debt securities, or any other financing or capital-raising transaction by the Company or any of its subsidiaries, subject to certain exceptions, and a tail fee equal to the cash placement fee on gross proceeds received from investors introduced by the Placement Agent in any financing consummated within six (6) months after the termination or expiration of the engagement. The Placement Agency Agreement contains customary conditions to closing, representations and warranties of the Company, and termination rights of the parties, as well as certain indemnification obligations of the Company and ongoing covenants for the Company.

Pursuant to the Placement Agency Agreement, the Company agreed that, for a period of six (6) months following the closing of the Offering, it will not issue, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any Class A Ordinary Shares or any securities convertible into, exercisable for or exchangeable for Class A Ordinary Shares, other than securities issued pursuant to a registration statement on Form S-8 or a shelf registration statement on Form F-3 with the prior written consent of the Placement Agent, and will not enter into or consummate any financing or capital-raising transaction, including any equity line of credit, equity-linked financing or variable rate transaction, without the prior written consent of the Placement Agent. In addition, each of the Company’s officers and directors and certain holders of the Company’s share capital entered into lock-up agreements pursuant to which they agreed, subject to customary exceptions, not to offer, sell, pledge or otherwise transfer or dispose of any Class A Ordinary Shares or any securities convertible into, exercisable for or exchangeable for Class A Ordinary Shares for a period of 180 days following the closing of the Offering.

The Company intends to use the net proceeds of the Offering approximately as follows: 60% for business ventures and acquisitions and 40% for general working capital.

The foregoing descriptions of the Placement Agency Agreement and the Securities Purchase Agreement are qualified in their entirety by reference to the full text of the Placement Agency Agreement and the form of Securities Purchase Agreement, which are attached as Exhibit 10.1 and Exhibit 10.2, respectively, to this Report of Foreign Private Issuer on Form 6-K (this “Report”), and which are incorporated herein in their entirety by reference.

On October 28, 2026, the Company issued a press release announcing the pricing of the Offering, a copy of which is furnished as Exhibit 99.1 hereto. On October 29, 2026, the Company issued a press release announcing the closing of the Offering, a copy of which is furnished as Exhibit 99.2 hereto.

This Report contains forward-looking statements. Forward-looking statements include, but are not limited to, statements that express the Company’s intentions, beliefs, expectations, strategies, predictions or any other statements related to the Company’s future activities, future events or conditions. These statements are based on current expectations, estimates and projections about the Company’s business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those risks discussed in the Form F-1, and in other documents the Company files from time to time with the SEC. Any forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Report, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Placement Agency Agreement, dated October 28, 2026, by and between the Company and Prime Number Capital, LLC
10.2	Form of Securities Purchase Agreement, dated October 28, 2026, by and between the Company and the purchasers named therein
99.1	Pricing Press Release, dated October 28, 2026
99.2	Closing Press Release, dated October 29, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Megan Holdings Limited

Date: October 30, 2026

By:	/s/ Hoo Wei Sern
Name:	Hoo Wei Sern
Title:	Executive Director, Chairman and Chief Executive Officer

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